UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DYNEGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26817G300

(CUSIP Number)

Michael R. Anastasio, Jr.

c/o Seneca Capital Investments, LP

590 Madison Avenue, 28th Floor

New York, New York 10022

212-888-2999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,712,100 shares (See Item 5)
	9.	Sole Dispositive Power** 0 shares
	10.	Shared Dispositive Power 7,712,100 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,712,100 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,514,400 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,514,400 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,400 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 11,226,500 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 11,226,500 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 11,226,500 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 11,226,500 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,712,100 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,712,100 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,712,100 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,514,400 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,514,400 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,400 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 11,226,500 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 11,226,500 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26817G300

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1000 Louisiana Street, Suite 5800, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons”). Shares reported herein as being held by International Fund and U.S. Fund (the “Shares”) may be deemed to be beneficially owned, within the meaning of Rule 13d-3 under the Act, by Seneca LP, Seneca LLC and Mr. Hirsch. Seneca LP serves as the investment manager for each of Seneca International and U.S. Fund. Seneca LLC is the general partner of Seneca LP. Seneca International GP is the general partner of International Fund, and Seneca Advisors is the general partner of U.S. Fund. Mr. Hirsch is the managing member of each of Seneca LLC, Seneca International GP and Seneca Advisors. Each of Seneca LP, Seneca LLC, Seneca International GP, Seneca Advisors and Mr. Hirsch disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(b) The business address of each of the Reporting Persons is c/o Seneca Capital Investments, LP, 590 Madison Avenue, 28th Floor, New York, New York 10022.

(c) International Fund and U.S. Fund are private investment vehicles. Seneca LP provides investment management services to private investment vehicles. Seneca LLC serves as general partner of Seneca LP. Seneca International GP serves as general partner of International Fund. Seneca Advisors serves as general partner of U.S. Fund. The principal occupation of Mr. Hirsch is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 2(a).

Item 3.	Source and Amount of Funds or Other Consideration

International Fund and U.S. Fund acquired the Shares for an aggregate purchase price of $35,184,367 and $16,033,437, respectively, using working capital. International Fund and U.S. Fund effect purchases of securities primarily through margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and prime broker credit policies.

CUSIP No. 26817G300

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.

The Reporting Persons intend to review their investments in the Issuer from time to time and have contemplated and reserve the right to implement plans or proposals with respect to the Issuer as a means of enhancing shareholder value, whether alone or with third parties. Any such action could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) 7,712,100 Shares, representing beneficial ownership of approximately 6.4% of the Shares, are held by International Fund, and 3,514,400 Shares, representing beneficial ownership of approximately 2.9% of the Shares, are held by U.S. Fund. Each of Seneca LP, Seneca LLC, and Mr. Hirsch may be deemed to beneficially own 11,226,500 Shares, representing beneficial ownership of approximately 9.3% of the Shares, held in the aggregate by International Fund and U.S. Fund. Seneca International GP may be deemed to beneficially own 7,712,100 Shares, representing beneficial ownership of approximately 6.4% of the Shares, held by International Fund. Seneca Advisors may be deemed to beneficially own 3,514,400 Shares, representing beneficial ownership of approximately 2.9% of the Shares, held by U.S. Fund. The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, the Shares reported above.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2010.

(c) The following table lists the Reporting Persons’ transactions in Shares that were effected during the sixty day period prior to the filing of this Schedule 13D (prices listed below do not include brokerage commissions):

Reporting Person	Date	No. Shares	Price ($)	Transaction
International Fund	08/09/10	103,000	3.45970	Open market purchase
International Fund	08/11/10	171,700	2.91660	Open market purchase
International Fund	08/13/10	2,061,000	4.43480	Open market purchase
International Fund	08/13/10	1,580,100	4.43350	Open market purchase
International Fund	09/07/10	687,000	4.86990	Open market purchase

CUSIP No. 26817G300

International Fund	09/08/10	687,000	4.91970	Open market purchase
International Fund	09/09/10	137,400	5.01880	Open market purchase
International Fund	09/17/10	68,700	4.71680	Open market purchase
International Fund	09/22/10	103,000	4.61500	Open market purchase
International Fund	09/22/10	137,400	4.58000	Open market purchase
International Fund	09/27/10	1,957,900	4.75010	Open market purchase
International Fund	09/28/10	1,804,100	4.81420	Open market purchase
International Fund	08/12/10	(480,900)	2.93140	Open market sale
International Fund	09/07/10	(687,000)	4.87000	Open market sale
International Fund	09/08/10	(961,800)	4.90000	Open market sale
International Fund	09/20/10	(343,500)	4.75450	Open market sale
U.S. Fund	08/09/10	47,000	3.45970	Open market purchase
U.S. Fund	08/11/10	78,300	2.91660	Open market purchase
U.S. Fund	08/13/10	939,000	4.43480	Open market purchase
U.S. Fund	08/13/10	719,900	4.43350	Open market purchase
U.S. Fund	09/07/10	313,000	4.86990	Open market purchase
U.S. Fund	09/08/10	313,000	4.91970	Open market purchase
U.S. Fund	09/09/10	62,600	5.01880	Open market purchase
U.S. Fund	09/17/10	31,300	4.71680	Open market purchase

CUSIP No. 26817G300

U.S. Fund	09/22/10	47,000	4.61500	Open market purchase
U.S. Fund	09/22/10	62,600	4.58000	Open market purchase
U.S. Fund	09/27/10	892,100	4.75010	Open market purchase
U.S. Fund	09/28/10	822,400	4.81420	Open market purchase
U.S. Fund	08/12/10	(219,100)	2.93140	Open market sale
U.S. Fund	09/07/10	(313,000)	4.87000	Open market sale
U.S. Fund	09/08/10	(438,200)	4.90000	Open market sale
U.S. Fund	09/20/10	(156,500)	4.75450	Open market sale

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

International Fund and U.S. Fund hold over-the-counter European-style call options, providing the right to purchase 1,986,900 and 904,100 shares of Common Stock, respectively, at an exercise price of $1.00 per share as of January 21, 2011. Such options are not exercisable within sixty days of the filing date of this Schedule 13D, and therefore the shares of Common Stock to which they relate are not currently deemed beneficially owned by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1	Joint Filing Agreement, dated as of October 7, 2010, by and among the Reporting Persons.

CUSIP No. 26817G300

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2010

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL, L.P.
By:	SENECA CAPITAL ADVISORS, LLC,
ITS GENERAL PARTNER

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL INVESTMENTS, L.P.
By:	SENECA CAPITAL INVESTMENTS, LLC,
ITS GENERAL PARTNER

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL INVESTMENTS, LLC

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL ADVISORS, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, individually

CUSIP No. 26817G300

Exhibit 7.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of October 7, 2010, is by and between Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (the “Reporting Persons”).

Each of the Reporting Persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $0.01 per share, of Dynegy Inc., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL, L.P.
By:	SENECA CAPITAL ADVISORS, LLC,
ITS GENERAL PARTNER

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL INVESTMENTS, L.P.
By:	SENECA CAPITAL INVESTMENTS, LLC,
ITS GENERAL PARTNER

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL INVESTMENTS, LLC

By:	/S/ DOUGLAS A. HIRSCH
DOUGLAS A. HIRSCH, MANAGING MEMBER

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, individually